UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       BAYARD DRILLING TECHNOLOGIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   072700-10-7
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)






Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]     Rule 13d-1(b)
         [ X ]     Rule 13d-1(c)
         [   ]     Rule 13d-1(d)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 4 Pages

CUSIP No. 072700-10-7


1.       Names of Reporting Persons.

         CHARLES E. DAVIDSON

         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Citizenship or Place of Organization                      United States



         Number of Shares           5.      Sole Voting Power                  0
         Beneficially
         Owned by Each              6.      Shared Voting Power                0
         Reporting
         Person With                7.      Sole Dispositive Power             0

                                    8.      Shared Dispositive Power           0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person          0


10.      Check if the Aggregate Amount in Row (9) Excludes
         Certain Shares (See Instructions)                                   [ ]


11.      Percent of Class Represented by Amount in Row 9                      0%


12.      Type of Reporting Person (See Instructions)                          IN



                                                               Page 2 of 4 Pages

Item 1.

     (a) The name of the issuer is BAYARD DRILLING TECHNOLOGIES, INC. (the "Issuer").

     (b) The principal executive office of the Issuer is located at 4005 Northwest Expressway, Suite 550E, Oklahoma City, Oklahoma 73116.

Item 2.

     (a) This statement is being filed by Charles E. Davidson (the "Reporting Person").

     (b) The principal business and office address for the Reporting Person is c/o Wexford Management LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06930.

     (c)   The Reporting Person is a United States citizen.

     (d) This class of securities to which this statement relates is the common stock, par value $.01 per share, of the Issuer (the "Common Stock"). This statement amends the statement on Schedule 13G, dated June 11, 1998, filed by the Reporting Person in respect of the Common Stock.

     (e) The CUSIP number for the Common Stock is 072700-10-7.

Item 3.

     Not applicable.

Item 4.    Ownership.

     The Reporting Person no longer owns any shares of the Common Stock.

Item 5.    Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / X /.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent holding Company

     Not applicable.

Item 8.    Identification and Classification of Members of the group

     Not applicable.

Item 9.    Notice of Dissolution of Group

     Not applicable.

                                                               Page 3 of 4 Pages

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:     January 26, 1999

                                                         /S/ CHARLES E. DAVIDSON
                                                         -----------------------
                                                             CHARLES E. DAVIDSON

                                                               Page 4 of 4 Pages